SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sprague Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

849343 108

(CUSIP Number)

Paul A. Scoff

185 International Drive

Portsmouth, NH 03801

(800) 255-1560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 849343 108	Page 2 of 12

1	Name of Reporting Person Sprague Resources Holdings LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 12,106,348 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 12,106,348 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 12,106,348 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.0%**
14	Type of Reporting Person HC; OO

*	Consists of 2,034,378 common units and 10,071,970 subordinated units representing limited partner interests in Sprague Resources LP. Sprague International Properties LLC is the record holder of 462,408 common units. Sprague Resources Holdings LLC also owns all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts). Sprague Resources Holdings LLC may also be deemed to be the indirect beneficial owner of a non-economic general partner interest in Sprague Resources LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, which is incorporated herein by reference to Exhibit 3.1 to Sprague Resources LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2013.
**	Based on a total of 10,812,300 common units and 10,071,970 subordinated units outstanding as of December 9, 2014.

CUSIP No. 849343 108	Page 3 of 12

1	Name of Reporting Person Sprague International Properties LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 462,408 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 462,408 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 462,408 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%**
14	Type of Reporting Person HC; OO

*	Consists of 462,408 common units representing limited partner interests in Sprague Resources LP.
**	Based on a total of 10,812,300 common units and 10,071,970 subordinated units outstanding as of December 9, 2014.

CUSIP No. 849343 108	Page 4 of 12

1	Name of Reporting Person Axel Johnson Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 12,106,348 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 12,106,348 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 12,106,348 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.0%**
14	Type of Reporting Person CO

*	Consists of 2,034,378 common units and 10,071,970 subordinated units representing limited partner interests in Sprague Resources LP. Sprague International Properties LLC is the record holder of 462,408 common units. Sprague Resources Holdings LLC is the record holder of 1,571,970 common units and 10,071,970 subordinated units. Axel Johnson Inc. may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) a non-economic general partner interest in Sprague Resources LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, which is incorporated herein by reference to Exhibit 3.1 to Sprague Resources LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2013.
**	Based on a total of 10,812,300 common units and 10,071,970 subordinated units outstanding as of December 9, 2014.

CUSIP No. 849343 108	Page 5 of 12

1	Name of Reporting Person Lexa International Corporation
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 12,106,348 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 12,106,348 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 12,106,348 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.0%**
14	Type of Reporting Person CO

*	Consists of 2,034,378 common units and 10,071,970 subordinated units representing limited partner interests in Sprague Resources LP. Sprague International Properties LLC is the record holder of 462,408 common units. Sprague Resources Holdings LLC is the record holder of 1,571,970 common units and 10,071,970 subordinated units. Lexa International Corporation may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) a non-economic general partner interest in Sprague Resources LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, which is incorporated herein by reference to Exhibit 3.1 to Sprague Resources LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2013.
**	Based on a total of 10,812,300 common units and 10,071,970 subordinated units outstanding as of December 9, 2014.

CUSIP No. 849343 108	Page 6 of 12

1	Name of Reporting Person Antonia Ax:son Johnson
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 12,106,348 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 12,106,348 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 12,106,348 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.0%**
14	Type of Reporting Person IN

*	Consists of 2,034,378 common units and 10,071,970 subordinated units representing limited partner interests in Sprague Resources LP. Sprague International Properties LLC is the record holder of 462,408 common units. Sprague Resources Holdings LLC is the record holder of 1,571,970 common units and 10,071,970 subordinated units. Antonia Ax:son Johnson may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) a non-economic general partner interest in Sprague Resources LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, which is incorporated herein by reference to Exhibit 3.1 to Sprague Resources LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2013.
**	Based on a total of 10,812,300 common units and 10,071,970 subordinated units outstanding as of December 9, 2014.

CUSIP No. 849343 108	Page 7 of 12

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Amendment No. 1 to Schedule 13D (this “Amendment”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. This Amendment amends and supplements the information provided in the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2013 (the “Original Schedule 13D”).

Item 1.	Security and Partnership.

No modification is made to Item 1 of the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Statement is filed by:

(i)	Sprague International Properties LLC, a Delaware limited liability company (“Sprague International”);

(ii)	Sprague Resources Holdings LLC, a Delaware limited liability company (“Sprague Holdings”);

(iii)	Axel Johnson Inc., a Delaware corporation (“Axel Johnson”);

(iv)	Lexa International Corporation, a Delaware corporation (“Lexa”); and

(v)	Antonia Ax:son Johnson, a citizen of Sweden (“Ms. Johnson” and, together with Sprague International, Sprague Holdings, Axel Johnson and Lexa, the “Reporting Persons).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Sprague International is a wholly-owned subsidiary of Sprague Holdings. Sprague Holdings is a wholly-owned subsidiary of Axel Johnson. Axel Johnson is a wholly-owned subsidiary of Lexa. Lexa, through certain non-U.S. entities, is controlled by Ms. Johnson. Sprague Holdings also owns 100% of the equity interests of Sprague Resources GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), and all of the incentive distribution rights in the Partnership (the “incentive distribution rights”).

Sprague International is a limited partner of the Partnership and the record holder of 462,408 common units of the Partnership, representing an aggregate 2.2% limited partner interest in the Partnership. Sprague Holdings is a limited partner of the Partnership and the record holder of 1,571,970 common units and 10,071,970 subordinated units of the Partnership, representing an aggregate 55.8% limited partner interest in the Partnership.

(b) The business address of Sprague International and Sprague Holdings is 185 International Drive, Portsmouth, NH 03801. The business address of Axel Johnson is 155 Spring Street, 6th Floor, New York, NY 10012. The business address of Lexa is 2410 Old Ivy Road, Suite 300, Charlottesville, VA 22903. The business address of Ms. Johnson is c/o Axel Johnson Inc., 155 Spring Street, 6th Floor, New York, NY 10012.

(c) The principal business of:

(i)	Sprague International is to hold certain equity interests and real estate assets;

(ii)	Sprague Holdings is to hold equity interests in the Partnership and the General Partner;

CUSIP No. 849343 108	Page 8 of 12

(iii)	Axel Johnson is to hold equity interests in Sprague Holdings and other entities;

(iv)	Lexa is to hold equity interests in Axel Johnson and other entities; and

(v)	Ms. Johnson is to serve as Chairman of Axel Johnson AB.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of Sprague International, Sprague Holdings, Axel Johnson or Lexa has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following information:

On December 9, 2014, Sprague International and certain affiliates of the Issuer entered into a Purchase Agreement (the “Purchase Agreement”), and the Issuer and one of its subsidiaries entered into a Consideration Agreement (the “Consideration Agreement”). Pursuant to the Purchase Agreement and the Consideration Agreement, Sprague International contributed its interests in Kildair Service Ltd. to a subsidiary of the Issuer, and the Issuer issued 462,408 common units to Sprague International.

References to, and descriptions of, the Purchase Agreement and the Consideration Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Purchase Agreement and the Consideration Agreement, filed as Exhibit 2.1 and 2.2, respectively, to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2014, which Exhibits 2.1 and 2.2 are incorporated in their entirety in this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following information:

The Reporting Persons acquired the units reported herein solely for investment purposes as partial consideration for the assets and operations contributed by the Reporting Persons or their affiliates to the Issuer pursuant to the Purchase Agreement and the Consideration Agreement. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

CUSIP No. 849343 108	Page 9 of 12

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons (on the basis of a total of 20,884,270 units issued and outstanding as of December 9, 2014) on December 9, 2014 are as follows:

Sprague International

(a) Amount beneficially owned: 462,408 units	Percentage:2.2%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 462,408 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 462,408 units

Sprague Holdings

(a) Amount beneficially owned: 12,106,348 units	Percentage:58.0%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 12,106,348 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,106,348 units

Axel Johnson

(a) Amount beneficially owned: 12,106,348 units	Percentage:58.0%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 12,106,348 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,106,348 units

Lexa

(a) Amount beneficially owned: 12,106,348 units	Percentage:58.0%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 12,106,348 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,106,348 units

Ms. Johnson

(a) Amount beneficially owned: 12,106,348 units	Percentage: 58.0%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 12,106,348 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,106,348 units

(c) Except as described in Item 3 above or elsewhere in this Statement, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the common units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Statement and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e) Not applicable.

CUSIP No. 849343 108	Page 10 of 12

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No modification is made to Item 6 of the Original Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP (attached as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit C	Amended and Restated Limited Liability Company Agreement of Sprague Resources GP LLC (attached as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit D	Contribution, Conveyance and Assumption Agreement by and among Sprague Resources LP, Sprague Resources GP LLC, Axel Johnson Inc., Sprague International Properties LLC, Sprague Canadian Properties LLC, Sprague Resources Holdings LLC, Sprague Massachusetts Properties LLC and Sprague Operating Resources LLC, dated October 30, 2013. (attached as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit E	Underwriting Agreement, dated as of October 24, 2013, by and among Sprague Resources LP, Sprague Resources GP LLC, Sprague Operating Resources LLC and Sprague Resources Holdings LLC and Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for themselves and as representatives of the several underwriters named therein (attached as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on October 30, 2013 and incorporated herein by reference).

Exhibit F	Power of Attorney for Axel Johnson Inc. dated as of November 7, 2013 (attached as Exhibit F to the Schedule 13D of Sprague Resources LP (CUSIP No. 849343 108), filed with the Commission on November 12, 2013 and incorporated herein by reference).

Exhibit G	Power of Attorney for Lexa International Corporation dated as of November 7, 2013 (attached as Exhibit G to the Schedule 13D of Sprague Resources LP (CUSIP No. 849343 108), filed with the Commission on November 12, 2013 and incorporated herein by reference).

Exhibit H	Power of Attorney for Antonia Ax:son Johnson dated as of February 28, 2012 (attached as Exhibit 24 to the Form 3 of Sprague Resources Holdings LLC and Antonia Ax:son Johnson (File No. 001-36137) filed with the Commission on October 16, 2013 and incorporated herein by reference).

Exhibit I	Purchase Agreement, dated as of December 9, 2014, by and between Sprague Resources ULC, Sprague International Properties LLC, Sprague Canadian Properties LLC and Axel Johnson Inc. (attached as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on December 12, 2014 and incorporated herein by reference).

Exhibit J	Consideration Agreement, dated as of December 9, 2014, by and between Sprague Resources LP and Sprague Resources ULC (attached as Exhibit 2.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on December 12, 2014 and incorporated herein by reference).

CUSIP No. 849343 108	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2014	SPRAGUE INTERNATIONAL PROPERTIES LLC

	By:	/s/ Paul A. Scoff
	Name:	Paul A. Scoff
	Title:	Vice President, General Counsel and Secretary

SPRAGUE RESOURCES HOLDINGS LLC

	By:	/s/ Paul A. Scoff
	Name:	Paul A. Scoff
	Title:	Vice President, General Counsel, Chief Compliance Officer and Secretary

AXEL JOHNSON INC.

	By:	/s/ Paul A. Scoff
	Name:	Paul A. Scoff
	Title:	Attorney-in-fact

LEXA INTERNATIONAL CORPORATION

	By:	/s/ Paul A. Scoff
	Name:	Paul A. Scoff
	Title:	Attorney-in-fact

ANTONIA AX:SON JOHNSON

	By:	/s/ Paul A. Scoff
	Name:	Paul A. Scoff
	Title:	Attorney-in-fact

CUSIP No. 849343 108	Page 12 of 12

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP (attached as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit C	Amended and Restated Limited Liability Company Agreement of Sprague Resources GP LLC (attached as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit D	Contribution, Conveyance and Assumption Agreement by and among Sprague Resources LP, Sprague Resources GP LLC, Axel Johnson Inc., Sprague International Properties LLC, Sprague Canadian Properties LLC, Sprague Resources Holdings LLC, Sprague Massachusetts Properties LLC and Sprague Operating Resources LLC, dated October 30, 2013. (attached as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit E	Underwriting Agreement, dated as of October 24, 2013, by and among Sprague Resources LP, Sprague Resources GP LLC, Sprague Operating Resources LLC and Sprague Resources Holdings LLC and Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for themselves and as representatives of the several underwriters named therein (attached as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on October 30, 2013 and incorporated herein by reference).

Exhibit F	Power of Attorney for Axel Johnson Inc. dated as of November 7, 2013 (attached as Exhibit F to the Schedule 13D of Sprague Resources LP (CUSIP No. 849343 108), filed with the Commission on November 12, 2013 and incorporated herein by reference).

Exhibit G	Power of Attorney for Lexa International Corporation dated as of November 7, 2013 (attached as Exhibit G to the Schedule 13D of Sprague Resources LP (CUSIP No. 849343 108), filed with the Commission on November 12, 2013 and incorporated herein by reference).

Exhibit H	Power of Attorney for Antonia Ax:son Johnson dated as of February 28, 2012 (attached as Exhibit 24 to the Form 3 of Sprague Resources Holdings LLC and Antonia Ax:son Johnson (File No. 001-36137) filed with the Commission on October 16, 2013 and incorporated herein by reference).

Exhibit I	Purchase Agreement, dated as of December 9, 2014, by and between Sprague Resources ULC, Sprague International Properties LLC, Sprague Canadian Properties LLC and Axel Johnson Inc. (attached as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on December 12, 2014 and incorporated herein by reference).

Exhibit J	Consideration Agreement, dated as of December 9, 2014, by and between Sprague Resources LP and Sprague Resources ULC (attached as Exhibit 2.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on December 12, 2014 and incorporated herein by reference).

Schedule I

Executive Officers of Sprague International Properties LLC

David C. Glendon

c/o Sprague Resources Holdings LLC

185 International Drive, Portsmouth, NH 03801

Principal Occupation: President, Chief Executive Officer and Director of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 12,889 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 12,889 units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 12,889 units

iv.	Shared power to dispose or to direct the disposition of: 0

Gary A. Rinaldi

c/o Sprague Resources Holdings LLC

185 International Drive, Portsmouth, NH 03801

Principal Occupation: Senior Vice President, Chief Operating Officer, Chief Financial Officer and Director of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 12,745 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 12,745 units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 12,745 units

iv.	Shared power to dispose or to direct the disposition of: 0

Paul A. Scoff

c/o Sprague Resources Holdings LLC

185 International Drive, Portsmouth, NH 03801

Principal Occupation: Vice President, General Counsel, Chief Compliance Officer and Secretary of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 5,157 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 5,157

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 5,157

iv.	Shared power to dispose or to direct the disposition of: 0

Burton S. Russell

c/o Sprague Resources Holdings LLC

185 International Drive, Portsmouth, NH 03801

Principal Occupation: Vice President, Terminals of Sprague International Properties LLC

Citizenship: USA

Amount beneficially owned: 2,000 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 2,000

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 2,000

iv.	Shared power to dispose or to direct the disposition of: 0

Kevin G. Henry

c/o Sprague Resources Holdings LLC

185 International Drive, Portsmouth, NH 03801

Principal Occupation: Vice President and Treasurer of Sprague International Properties LLC

Citizenship: USA

Amount beneficially owned: 722 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 722

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 722

iv.	Shared power to dispose or to direct the disposition of: 0

Sole Member of Sprague International Properties LLC

Sprague Resources Holdings LLC

(see Item 2 and Item 5 of the Schedule 13D)

Directors of Sprague Resources Holdings LLC

David C. Glendon

(see above)

Michael D. Milligan

c/o Axel Johnson Inc.

2410 Old Ivy Road, Suite 300, Charlottesville, VA 22903

Principal Occupation: President and Chief Executive Officer of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 20,000 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 20,000

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 20,000

iv.	Shared power to dispose or to direct the disposition of: 0

Sally A. Sarsfield

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Vice President, Chief Financial Officer of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 4,100 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 4,100

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 4,100

iv.	Shared power to dispose or to direct the disposition of: 0

Executive Officers of Sprague Resources Holdings LLC

David C. Glendon

(see above)

Gary A. Rinaldi

(see above)

Thomas F. Flaherty

c/o Sprague Resources Holdings LLC

185 International Drive, Portsmouth, NH 03801

Principal Occupation: Vice President, Sales of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 721 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 721

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 721

iv.	Shared power to dispose or to direct the disposition of: 0

Steven D. Scammon

c/o Sprague Resources Holdings LLC

185 International Drive, Portsmouth, NH 03801

Principal Occupation: Vice President, Trading and Pricing of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 651 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 651

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 651

iv.	Shared power to dispose or to direct the disposition of: 0

Joseph S. Smith

c/o Sprague Resources Holdings LLC

185 International Drive, Portsmouth, NH 03801

Principal Occupation: Vice President, Chief Risk Officer and Strategic Planning of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 2,705 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 2,705

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 2,705

iv.	Shared power to dispose or to direct the disposition of: 0

Paul A. Scoff

(see above)

John W. Moore

c/o Sprague Resources Holdings LLC

185 International Drive, Portsmouth, NH 03801

Principal Occupation: Vice President, Chief Accounting Officer and Controller of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 4,508 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 4,508

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 4,508

iv.	Shared power to dispose or to direct the disposition of: 0

James Therriault

c/o Sprague Resources Holdings LLC

185 International Drive, Portsmouth, NH 03801

Principal Occupation: Vice President, Materials Handling of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 365 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 365

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 365

iv.	Shared power to dispose or to direct the disposition of: 0

Brian W. Weego

c/o Sprague Resources Holdings LLC

185 International Drive, Portsmouth, NH 03801

Principal Occupation: Vice President, Materials Handling of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 3,221 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 3,221

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 3,221

iv.	Shared power to dispose or to direct the disposition of: 0

Sole Member of Sprague Resources Holdings LLC

Axel Johnson Inc.

(see Item 2 and Item 5 of the Schedule 13D)

Directors of Axel Johnson Inc.

Antonia Ax:son Johnson

(see Item 2 and Item 5 of the Schedule 13D)

P. Göran Ennerfelt

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: President of Axel Johnson Holding AB

Citizenship: Sweden

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Alf Göransson

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: President and Chief Executive Officer of Securitas AB

Citizenship: Sweden

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Anders G. Carlberg

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Director of several Swedish companies

Citizenship: Sweden

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Michael D. Milligan

(see above)

Alexandra Mörner

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Chairman of Antonia Ax:son Johnson Foundation for Sustainable Development

Citizenship: Sweden

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Nicholas K. Brookes

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Director of Corporación Financiera Alba S.A.

Citizenship: United Kingdom

Amount beneficially owned: 2,000 common units	Percentage: *

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 2,000

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 2,000

iv.	Shared power to dispose or to direct the disposition of: 0

Executive Officers of Axel Johnson Inc.

Michael D. Milligan

(see above)

Ben J. Hennelly

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Executive Vice President of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

John C. Pascale

c/o Axel Johnson Inc.

1 Landmark Square, Suite 407, Stamford, CT 06901

Principal Occupation: Executive Vice President – Tax of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Timothy P. Grier

c/o Axel Johnson Inc.

1 Landmark Square, Suite 407, Stamford, CT 06901

Principal Occupation: Vice President – Tax and Assistant Secretary of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 1,489 common units	Percentage:	*

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 1,489

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 1,489

iv.	Shared power to dispose or to direct the disposition of: 0

Tammy Lassiter

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Controller and Assistant Secretary of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Sally A. Sarsfield

(see above)

Tammany A. Patrick

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Legal Administrator and Secretary of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Clare E. Peeters

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Vice President, Managing Director – Corporate Development of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

C. Peter Harris

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Vice President, Managing Director – Corporate Development of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 0 common units	Percentage: 0%

Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Sole Shareholder of Axel Johnson Inc.

Lexa International Corporation

(see Item 2 and Item 5 of the Schedule 13D)

Directors of Lexa International Corporation

Antonia Ax:son Johnson

(see Item 2 and Item 5 of the Schedule 13D)

P. Göran Ennerfelt

(see above)

John C. Pascale

(see above)

Executive Officers of Lexa International Corporation

Antonia Ax:son Johnson

(see Item 2 and Item 5 of the Schedule 13D)

P. Göran Ennerfelt

(see above)

John C. Pascale

(see above)

Timothy P. Grier

(see above)

Tammany A. Patrick

(see above)

Controlling Shareholder of Lexa International Corporation

Antonia Ax:son Johnson
(see Item 2 and Item 5 of the Schedule 13D)

*	Less than 1%.